This is a confidential submission to the U.S. Securities and Exchange Commission on February 8, 2022 and is not being filed under the Securities Act of 1933, as amended. This Amendment no. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IVANHOE ELECTRIC INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	1000 (Primary Standard Industrial Classification Code Number)	32-0633823 (I.R.S. Employer Identification Number)
606 – 999 Canada Place
Vancouver, BC V6C 3E1
Canada
(604) 689-8765
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert Friedland
Chief Executive Officer
Ivanhoe Electric Inc.
606 – 999 Canada Place
Vancouver, BC V6C 3E1
Canada
(604) 689-8765
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Danielle Carbone James A. Mercadante Reed Smith LLP 599 Lexington Avenue New York, NY 10022 (212) 541-5400	Quentin Markin Stikeman Elliott LLP 666 Burrard Street, Suite 1700 Vancouver, British Columbia V6C 2X8 Canada (604) 631-1300	Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	James Clare Christopher Doucet Bennett Jones LLP 3400 One First Canadian Place, P.O. Box 130, Toronto, ON, M5X 1A4 Canada (416) 863-1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large and accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Amendment to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) of Ivanhoe Electric Inc. is being confidentially submitted solely for the purpose of filing Exhibits 96.1 and 96.2 as indicated in Item 16 of Part II of the Draft Registration Statement. This Amendment does not modify any provision of the prospectus that forms a part of the Draft Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE American listing fee		*
TSX listing fee		*
Transfer agent fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be provided by amendment.

Each of the amounts set forth above, other than the SEC registration fee, the stock exchange listing fees, and the FINRA filing fee, is an estimate.
Item 14.   Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation will provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Amended and Restated Certificate of Incorporation and to provide additional procedural protections. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation will provide for such limitation of liability.
The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement (to be filed as Exhibit 1.1 to this Registration Statement) will provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act.
1.   On November 17, 2021, we issued and sold 332,000 shares of our common stock and $1,377,800 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors and other persons for an aggregate of $1,653,360.
2.   On September 2, 2021, we issued and sold 468,000 shares of our common stock and $1,942,200 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors and other persons for an aggregate of $2,330,640.
3.   On August 31, 2021, we issued and sold 496,500 shares of our common stock and $2,060,475 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors and other persons for an aggregate of $2,472,570.
4.   On August 3, 2021, we issued and sold 10,751,500 shares of our common stock and $44,618,725 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors, certain directors, officers and employees, and other persons for an aggregate of $53,542,470.
5.   On June 30, 2021, we granted options to purchase an aggregate of 13,450,000 shares of common stock at an exercise price of $0.83 per share to certain directors, officers and employees.
6.   On April 30, 2021, we issued and sold 151,344,483 shares of our common stock in exchange for the contribution of certain assets of HPX to the Company in connection with the spin-off.
7.   On April 23, 2021, we issued and sold 16,403,111 shares of our common stock to HPX for aggregate consideration of $14,000,000.
8.   On April 21, 2021, we issued and sold 1,980,597 shares of our common stock to HPX in consideration of the cancellation of indebtedness in the amount of $1,690,433 owed to HPX.
The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.
Item 16.   Exhibits and Financial Statement Schedules.
(a)   The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated by reference.
(b)   No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.
Item 17.   Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this

Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes:
(a)   To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(c)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Description
1.1†	Form of Underwriting Agreement
2.1*	Contribution Agreement dated as of April 30, 2021, between the High Power Exploration Inc. and the Registrant
3.1*	Certificate of Incorporation of the Registrant as currently in effect
3.2*	Certificate of Amendment to the Certificate of Incorporation of the Registrant as currently in effect
3.3†	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering
3.4*	Amended and Restated By-Laws of the Registrant as currently in effect
3.5†	Form of Amended and Restated By-Laws, to be effective upon closing of this offering
4.1*	Form of Convertible Promissory Note Due 2023
4.2*#
Stockholders Agreement dated as of April 30, 2021, by and among the Registrant, I-Pulse Inc., Ivanhoe Industries, LLC, Point Piper, LLC, Century Vision Holdings Limited and Iridium Opportunity Fund A LP

4.3*
First Amendment dated as of June 28, 2021 to the Stockholders Agreement dated as of April 30, 2021, by and among the Registrant, I-Pulse Inc., Ivanhoe Industries, LLC, Point Piper, LLC, Century Vision Holdings Limited and Iridium Opportunity Fund A LP

4.4*#
Amended and Restated Stockholders Agreement dated as of August 3, 2021, by and among the Registrant, I-Pulse Inc., Ivanhoe Industries, LLC, Point Piper, LLC, and each of the investors signatory thereto

4.5*#	Form of Registration Rights Agreement dated as of August 3, 2021, by and among the Registrant and the investors signatory thereto
4.6*#	Registration Rights Agreement dated as of November 10, 2021, by and among the Registrant and Central Arizona Resources, LLC
5.1†	Opinion of Reed Smith LLP
10.1†
Assignment Agreement dated as of October 27, 2021 by and among the Registrant, Mesa Cobre Holding Corporation, Central Arizona Resources, LLC, Presidio Group Inc., Russell Mining Corp., and Gold Coast Mining Inc.

10.2†	Transitions Services Agreement dated as of April 29, 2021 between High Power Exploration Inc. and the Registrant
10.3†	Technology License Agreement dated as of April 29, 2021, 2021 between High Power Exploration Inc. and I-Pulse Inc.
10.4†	Technology License Agreement dated as of April 29, 2021, between High Power Exploration Inc. and HPX TechCo Inc. and GEO27 S.a.r.l.
10.5†	Technology License Agreement dated as of April 29, 2021, between High Power Exploration Inc. and GEO27 S.a.r.l.
10.6†	Assignment and Novation Agreement, dated as of April 29, 2021, between High Power Exploration Inc. and each of I-Pulse Inc., HPX TechCo Inc. and GEO27 S.a.r.l.
10.7†	Assignment Agreement dated October 27, 2021, by and among Central Arizona Resources, Presidio, Russell Mining Corp, Gold Coast Mining Inc, Ivanhoe Electric Inc and Mesa Cobre Holding Corp
10.8†	Option Agreement for Purchase and Sale, dated August 16, 2021, by and between Central Arizona Resources, LLC and DRH Energy, Inc.
10.9†	Surface Use Agreement, dated August 3, 2021, by and between Legends Property, LLC and Central Arizona Resources, LLC

Exhibit Number	Description
10.10*
Amended and Restated Shareholders’ Corporate Management and Cost Sharing Agreement dated as of December 4, 2013, as amended as of January 1, 2016, among the shareholders of Global Mining Management (BVI) Corp., Global Mining Management (BVI) Corp. and Global Mining Management Corporation

10.11*	Ivanhoe Electric Inc. Equity Incentive Plan
10.12†	Long Term Incentive Plan, to be adopted in connection with this offering
10.13†	Employment Agreement dated as of June 20, 2018 between Global Mining Management Corp. and Eric Finlayson.
10.14†	Employment Agreement dated as of November 1, 2013 and amended as of January 1, 2017 between Global Mining Management Corp. and Graham Boyd.
10.15†	Form of Indemnification Agreement
21.1*	Subsidiaries of the Registrant
23.1†	Consent of Deloitte LLP
23.2†	Consent of Reed Smith LLP (included in Exhibit 5.1)
23.3†	Consent of SRK Consulting (U.S.) Inc. related to S-K 1300 Technical Report
23.4†	Consent of Andre M. Deiss
23.5†	Consent of Brooke Clarkson
23.6†	Consent of Nordmin Engineering Ltd related to S-K 1300 Technical Report
23.7†	Consent of Glen Kuntz
23.8†	Consent of James J. Moore
24.1†	Power of Attorney (included on signature page)
96.1	Technical Report Summary on the Santa Cruz Project, Arizona, U.S.A., prepared by Nordmin Engineering Ltd, dated December 17, 2021
96.2	SEC Technical Report Summary, Exploration Results Report, Tintic Project Utah, U.S.A., prepared by SRK Consulting (U.S.) Inc., dated November 1, 2021
107†	Filing Fees Exhibit

†
To be filed by amendment.

*
Previously submitted.

#
Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of            , State of            , on            , 2022.
IVANHOE ELECTRIC INC.
By:

Name: Robert Friedland
Title:  Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints             and            , and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Robert Friedland	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2022
Catherine Barone	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2022
Francis Fannon	Director	, 2022
Hirofumi Katase	Director	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022
	Director	, 2022